Exhibit 99.1

Bragg Gaming Expands Partnership with Rush Street Interactive to Rollout Online Casino Content with BetRivers.ca Brand in Ontario

TORONTO, July 14, 2022 – Marking further growth of its iGaming operations in the recently regulated Ontario market, Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that the Company is now live with its online gaming content with one of the Province’s leading operators, Rush Street Interactive (NYSE: RSI) (“RSI”). RSI is one of the leading iGaming operators in Canada, regulated states in the U.S. and in Latin America.

Representing the first North American dual deployment of Bragg’s Remote Games Server (“RGS”) technology from both its Oryx Gaming and Spin Games divisions via a single integration, five exclusive online titles, including the player-popular Egyptian Magic game from the Company’s proprietary Atomic Slot Lab studio, are now available for players at RSI’s BetRivers.ca brand. Further Bragg exclusive titles from proprietary and partner studios, in an initial batch of 22 games certified for the Ontario market, are expected to be rolled out in the coming months.

The launch of the Company’s content on RSI’s online site and mobile app in Ontario expands the partnership between the companies in North America which also includes Bragg’s supply of games to RSI in New Jersey, Pennsylvania and Michigan, through its wholly owned subsidiary Spin Games.

Yaniv Sherman, Chief Executive Officer for Bragg Gaming Group, commented: “We are pleased to expand our partnership with RSI, one of the premier iGaming operators in the Americas, to now include the Ontario market to take our content live on BetRivers.ca. With Ontario projected to become one of the largest iGaming markets in North America, this partnership with RSI will play an important role in our North American growth strategy.”

Richard Schwartz, Chief Executive Officer at Rush Street Interactive, said: “We’re thrilled to offer our players more best-in-class content from some of the world’s best suppliers and Bragg’s portfolio will help us do just that. We have a mission to put our players first and we’re excited to be able to bring these extremely popular and top quality casino games to our players in Canada, thanks to our growing relationship with Bragg.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has consistently expanded its operations across Europe, North America and Latin America and is continuing to grow as an international industry leader within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg’s wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games

About Rush Street Interactive

RSI is a trusted online gaming and sports entertainment company focused on markets in the United States, Canada and Latin America. Through its brands, BetRivers, PlaySugarHouse and RushBet, RSI was an early entrant in many regulated jurisdictions. It currently offers real-money mobile and online operations in thirteen U.S. states: Pennsylvania, Illinois, New Jersey, New York, Connecticut, Michigan, Indiana, Virginia, Colorado, Iowa, West Virginia, Arizona and Louisiana, as well as in the regulated international markets of Ontario, Canada and Colombia. RSI offers, through its proprietary online gaming platform, some of the most popular online casino games and sports betting options in the United States. Founded in 2012 in Chicago by gaming industry veterans, RSI was named the 2022 EGR North America Awards Operator of the Year, Customer Services Operator of the Year and Social Gaming Operator of the Year, and the 2021 SBC Latinoamérica Awards Sportsbook Operator of the Year. RSI was the first U.S.-based online casino and sports betting operator to receive RG Check iGaming Accreditation from the Responsible Gaming Council. For more information, visit www.rushstreetinteractive.com.

Contacts

Media:

Lisa Johnson

(609) 788-8548

lisa@lisajohnsoncommunications.com

Investors:

ir@rushstreetinteractive.com